UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

 GEOPARK LIMITED
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G38327105

(CUSIP Number of Class of Securities)

Mónica Jiménez González

Chief Strategy, Sustainability and Legal Officer

GeoPark Limited

Calle 94 N° 11-30, 8o floor

Bogotá, Colombia

Phone: +57 1 743 2337

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Maurice Blanco, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450 4000

Fax: (212) 701 5800

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On March 7, 2024, GeoPark Limited (the “Company”) held an earnings conference call during which executives of the Company discussed its intention to commence, by the end of March 2024, a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase for cash up to $50 million of common shares, par value $0.001 per share, at a price per share of not less than $9.00 and not greater than $10.00. A transcript of the conference call containing discussion relating to the Tender Offer is included as Exhibit 99.1.

Important Information

This filing on Schedule TO is not a recommendation to buy or sell any securities of the Company and does not constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. The Tender Offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the Tender Offer on the terms described in this filing on Schedule TO or at all. The Tender Offer will be made only pursuant to an offer to purchase and related materials that the Company expects to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”) upon commencement of the expected Tender Offer. If the Tender Offer is commenced as expected, shareholders should read carefully the Tender Offer Statement on Schedule TO, the offer to purchase and related materials because they will contain important information, including the various terms of, and conditions to, the Tender Offer. If the Tender Offer is commenced as expected, shareholders and investors will be able to obtain a free copy of the Tender Offer statement on Schedule TO, the offer to purchase and other documents that the Company expects to file with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated Tender Offer, which will be identified in the materials filed with the SEC at the commencement of the expected Tender Offer.

Cautionary Statements Relevant to Forward-Looking Information

This filing on Schedule TO contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this filing on Schedule TO can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others. Forward-looking statements that appear in a number of places in this filing on Schedule TO include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, the intended commencement of the Tender Offer, production guidance, shareholder returns, Adjusted EBITDA, capital expenditures, cash income taxes and free cash flow. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Item 12. Exhibits

Exhibit No.	Description
99.1	Transcript of March 7, 2024 Earnings Conference Call

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GEOPARK LIMITED

Date:	March 11, 2024	By:	/s/ Jaime Caballero Uribe
			Name:	Jaime Caballero Uribe
			Title:	Chief Financial Officer